Exhibit 3

Secton 11.2 of MGP Ingredients Bylaws as amended June 8, 2006

Section 11.2. Fiscal Year.   The fiscal year of the Corporation shall end on the 30th day of June in each year until June 30, 2006;  thereafter, the fiscal year of the Corporation shall be as fixed by the Board of Directors.